UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-51096

CUSIP Number: None

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	May 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I — REGISTRANT INFORMATION

The New Midwest Company LLC
Full Name of Registrant

Golden Oval Eggs, LLC
Former Name if Applicable

P.O. Box 733, 209 North Main Street
Address of Principal Executive Office

Renville, MN 56284
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Company is unable to timely file its Form 10-Q for the quarter ended May 31, 2009 because the Company requires additional time to finalize the financial statements and to prepare the quarterly report and related disclosures.  Following the closing of the Company’s sale of all of its business assets to Rembrandt Enterprises, Inc. as reported in the Company’s report on Form 8-K filed April 3, 2009, the Company has no active, on-going business operations and no full-time employees.  Given the Company’s limited resources, the Company has been unable to fully complete the actions necessary to finalize the 10-Q.  The Company believes it will be able to complete, in the near future, the actions needed to finalize and file its 10-Q.

Forward-Looking Statements

This Notification contains certain forward-looking statements that reflect, when made, the Company’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but are not limited to, statements regarding expected financial results for fiscal 2009, consideration of strategic alternatives, and/or statements preceded by, followed by or that include the words “expects,” “estimates,” or similar expressions.  Investors are cautioned that all forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Certain of these risks and uncertainties are discussed in Golden Oval Egg’s Annual Report on Form 10-K for the fiscal year ended August 31, 2008 filed with the Securities and Exchange Commission and in subsequent amendments and quarterly and other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Thomas A. Powell	(320) 329-3363

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

THE NEW MIDWEST COMPANY LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 15, 2009	/s/ Thomas A. Powell
Thomas A. Powell
Its: Chief Financial Officer